UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52424

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2024__ AND ENDING __12/31/2024__
                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Starlight Funding Investments LLC__

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__1307 Bonita Ave.__

(No. and Street)

Berkeley	CA	94709
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Alan Kemper Davis	510-527-6954	alan@starlightinvestments.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Mercurius & Associates LLP__

(Name – if individual, state last, first, and middle name)

A-94/18 Wazirpur Industrial Area Main Ring Rd	New Delhi	Delhi	110052
(Address)	(City)	(State)	(Zip Code)
02/10/2009		3223	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Maria Dembski _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Starlight Funding Investments LLC _____, as of 12/31 _____, 2 024 ____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

CHYENNE N. MEYERS
Notary Public, State of Texas
Comm. Expires 06-26-2026
Notary ID 131619462

Notary Public

Signature: _____

Title: CFO _____

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

STARLIGHT FUNDING INVESTMENTS, LLC

Financial Statements and Supplemental Schedules

For the Year Ended December 31, 2024









MERCURIUS

MERCURIUS & ASSOCIATES LLP
+91 11 4559 6689
info@masllp.com
www.masllp.com

Report of the Independent Registered Public Accounting Firm

To the Members of Starlight Funding Investments, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Starlight Funding Investments, LLC (the "Company") as of December 31, 2024 and the related statements of operations, changes in member's equity and cash flows for the year ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedule I and II has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

CA INDIA

LLPIN: AAG-1471
A-94/8, Wazirpur Industrial Area
New Delhi-110052, India

In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule17 C.F.R. § 240. 17a-5. In our opinion, the supplemental information contained in Schedule I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

Mercurius & Associates LLP.

Mercurius & Associates LLP

We have served as the Starlight Funding Investments, LLC Auditor since 2023.

New Delhi, India
March 27, 2025

Starlight Funding Investments, LLC
Statement of Financial Condition
Year Ended December 31, 2024

ASSETS

Cash	$	25,434
Accounts receivable		105
Prepaid expenses		1, 570
NeoTx Therapeutics LTD		0
NuView, Life Sciences, Inc		0
TOTAL ASSETS	$	27,109

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accounts payable	$	17,720
Deferred Income & Related Expense	$	426
TOTAL LIABILITIES		18,146
Member's Equity		8,963
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	27,109

The footnotes are an integral part of the financial statements.

Starlight Funding Investments, LLC
Statement of Operating Loss
Year Ended December 31, 2024

Revenue

Consulting Income	$	29,160
Success Fee Income	$	112,534
Other		1,116
TOTAL REVENUE		142,810

Expenses

Commissions expense	115,305
Licensing and registration	4,982
Professional fees	17,923
Other expenses	8,780
TOTAL EXPENSES	
	146,990
NET LOSS	
	$ (4,180)

The footnotes are an integral part of the financial statements.

Starlight Funding Investments, LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2024

	Total
Balances on December 31, 2023	$ 8,043
Members Contribution	5,100
Net Income	(4,180)
Balances on December 31, 2024	$ 8,963

The footnotes are an integral part of the financial statements.

Starlight Funding Investments, LLC
Statement of Cash Flows
Year Ended December 31, 2024

		Total
OPERATING ACTIVITIES		
Net Loss	$	(4,180)
Adjustments to reconcile net income to net cash provided by operations:		
Accounts Receivable - Non-customer		(105)
Prepaid Expenses		416
FINRA CRD		(61)
Accounts Payable		16,322
Deferred Income & Related Expense: Deferred Compensation Liability		34
Deferred Income & Related Expense Deferred Income		(460)
Adjustments to reconcile Net Income to Net cash provided by operations:	$	16,146
Net cash provided by operating activities	$	11,966
FINANCING ACTIVITIES		
Member Capital		5,100
Net cash provided by financing activities	$	5,100
Net cash increase for period	$	17,066
Cash at beginning of period	$	8,368
Cash at end of period	$	25,434

The footnotes are an integral part of the financial statements.

Starlight Funding Investments, LLC
Notes to Financial Statements
December 31, 2024

Note 1   -   <u>Nature of Business and Summary of Significant Accounting Policies</u>

<u>Nature of Business:</u>
Starlight Funding Investments, LLC, (Company), was organized in the State of Texas on November 30, 1999. The Company has adopted a calendar year.

The Company, located in Berkeley, CA, is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA.

Starlight Funding Investments, LLC, (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption is required by 17 C.F.R. § 240.17a-5(d)(1) and (4).

Starlight Funding Investments, LLC files an exemption report because our company provides private placements of debt and equity securities of corporation and other entities, during the report period Starlight Funding Investments, LLC (a) did not directly or indirectly receive, hold and or otherwise owe funds or securities for to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of rule 15c2-4; (b) did not carry account of or for customers; and (c) did not carry PAB account (as defined in rule 15c3-3.

<u>Significant Accounting Policies</u>:
The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

<u>Cash and Cash Equivalents</u>
The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

<u>Accounts Receivable – Recognitions of Bad Debt</u>
The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Starlight Funding Investments, LLC
Notes for Financial Statements
December 31, 2024

Revenue Recognition - Starlight's Written Supervisory Procedures, section 6.1.6.1:
Recognition of Revenue and Representative Compensation from Customer Retainers

Customer Retainer Revenue as described in engagement agreements, exchanged emails with customer confirmation, or other mutually agreed documents, shall be accounted for by Starlight as follows:

- If Starlight services are performed for a defined task, then received payments shall be recognized when specific milestones are met or if milestones are not agreed upon, then when the task is completed.
- If Starlight services are performed for ongoing services and the retainer is paid monthly, then received payments for those services shall be recognized at the end of that month or when received whichever comes later. If a lump sum payment is received for multiple months, then the retainer shall be allocated evenly to each month and that month's allocation shall be recognized at the end of that month.
- If a payment is for a current period (i.e. a month or quarter, etc.), then revenue and representative compensation may be recognized as earned on a daily, weekly, monthly or quarterly basis at Starlight's discretion and the direction of an operating Principal. This is to recognize that the earnings are daily, but the recognition is usually less frequent to facilitate accounting.
- When Starlight recognizes revenue from a client, then the corresponding compensation to the representative shall be recognized.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The Company's financial assets and liability amounts reported in the statement of financial condition are short-term in nature and of approximate fair value.

Income Taxes

The Company is a single-member limited liability company and is treated as a disregarded entity for tax purposes. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its sole member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements.

Concentrations

The company specializes in mergers and acquisitions, and private capital formations.

Subsequent Events

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2024, through the date which the financial statements were available to be issued.

There were no events or transactions that occurred during this period that materially impacted the amounts or disclosures in the Company's financial statements.

Note 2   -   Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. On December 31, 2024, the Company had net capital of $7,393.00, which was $2,393.00 in excess of its net capital requirement of $5,000. The Company's net capital ratio was 0.24 to 1.

Note 3   -   Possession of Control Requirements

Starlight Funding Investments, LLC (a) did not directly or indirectly receive, hold and or otherwise owe funds or securities for to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of rule 15c2-4; (b) did not carry account of or for customers; and (c) did not carry PAB account (as defined in rule 15c3-3). There were no material inadequacies in the procedures followed in adhering to the exemptive provision.

Note 4   -   <u>Contingencies</u>

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects in the various claims, regulatory examinations,

and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results, of operations, or cash flows of the Company.

Note 5   -   <u>Rent</u>

There was no rent expense in 2024

Note 6   -   <u>Segment Reporting</u>

The Company is engaged in a single line of business as an investment banking broker-dealer which is comprised of offering several classes of services or intending to offer such services, including

- Engaging in the distribution of debt and equity securities of corporations and other entities, through the private placement of such securities on a best-efforts basis.
- Selling tax shelters or limited partnerships in primary distributions.
- Conducting real estate investment trust transactions.
- Offering research products.

The Company has identified its CEO as the chief operating decision maker ("CODM") who uses projected net income from investment banking assignments to evaluate the potential results of the business, predominantly by forecasting retainers and commissions; or from transactions for acquisitions of equity from merchant banking assignments, to manage the Company.

Additionally, the CODM uses excess net capital (see Note 2), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends/distribute its profits. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss segment are the same as those described in the summary of significant accounting policies (Note 1).

The Company derived 79% of total revenues earned during the year ended December 31, 2024, from one customer. The significant expenses of the segment are reported on the accompanying income statement of this report.

Starlight Funding Investments, LLC
Schedule I: Supplemental Information
Pursuant to Rule 17a-5
December 31, 2024

Computation of Net Capital

Total member's equity qualified for net capital	$ 8,963
Deductions and/or charges	
Non-allowable assets:	
Prepaid expenses	1,570
Net Capital	$ 7,393
Aggregate indebtedness	
Accounts payable	$ 17,720
Total aggregate indebtedness	$ 17,720
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or	
6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 2,393
Ratio of aggregate indebtedness to net capital	.24 to 1

See accountant's audit report.

There are no material differences between the above computation and the computation included in the Company's corresponding unaudited form X-17A-5 Part IIA filing.

Starlight Funding Investments, LLC
Schedule II: Statement Regarding the Exemption from Reserve
Requirements and Possession and Control Requirements
December 31, 2024

_____

The Reserve Requirements pursuant to Rule 15c3-3 are not applicable as the Company does not hold customer funds or securities and the Company's activities are limited to those contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5.

The Possession or Control Requirements pursuant to Rule 15c3-3 are not applicable as the Company does not hold customer funds or securities and the Company's activities are limited to those contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240 .l 7a-5.



MERCURIUS & ASSOCIATES LLP

+91 11 4559 6689

info@masllp.com

www.masllp.com

Report of Independent Registered Public Accounting Firm

To the Members of Starlight Funding Investments, LLC

We have reviewed Starlight Funding Investments, LLC statement, included in the accompanying Starlight Funding Investments, LLC Exemption Report, in which:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 and

(2) Company stated that it is filing the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R.§240.17a-5 because the company limits its business activities exclusively to private replacement, merge acquisition, placement agent, referral service for capital raising, and consulting services which may or may not result in capital raising, etc. During the report period the firm 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers 2) did not carry accounts of, or for, customers; and 3) did not carry PAB accounts {as defined in Rule 15c3-3} throughout the most recent fiscal year ended December 31, 2024, without exception.

The Company's management is responsible for the assertions and for compliance with the provisions of Footnote 74 of the SEC Release No.34-70073 adopting amendments to 17 C.F.R. §240.17a-5 and its statement throughout the year ended December 31, 2024.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R.§240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in SEC Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

Mercurius & Associates LLP.

Mercurius & Associates LLP

New Delhi, India
March 27, 2025



LLPIN: AAG-1471
A-94/8, Wazirpur Industrial Area
New Delhi-110052, India

STARLIGHT FUNDING INVESTMENTS, LLC

1307 Bonita Avenue Berkeley, CA 94709
Tel: (510) 527-6954
Fax: (510) 527-7530

Exemption Report

December 31, 2024

Starlight Funding Investments, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits it business activities exclusively to private replacement, merge acquisition, placement agent, referral service for capital raising, and consulting services which may or may not result in capital raising, etc. During the report period the firm (a) did not directly or indirectly receive, hold and or otherwise owe funds or securities for to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (b)did not carry accounts of or for customers; and (c) did not carry PAB account (as defined in Rule 15c3-3);); and Starlight Funding Investments, LLC stated that Starlight Funding Investments, LLC met the identified exemption provisions throughout the most recent fiscal year without exception.

Starlight Funding Investments, LLC

I, Maria Dembski, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Maria Dembski, CFO
March 11, 2025